

April 1, 2011

Mr. John Pougnet
Chief Financial Officer
BAZI International, Inc.
1730 Blake Street, Suite 305
Denver, Colorado 80202

      Re: **BAZI International, Inc.**
                Preliminary proxy statement filed March 23, 2011
                Supplemental response dated March 29, 2011
                File No. 001-32420

Dear Mr. Pougnet:

      We have completed our review of your preliminary proxy statement and related filings and have no further comments at this time.

                    Sincerely,

                    Jeffrey Riedler
                    Assistant Director